Exhibit 6.8

AGREEMENT

This Agreement is entered into on 27 October, 2014 by and between OS New Horizon — Personal Computing Solutions Ltd., a company incorporated under the laws of the State of Israel, with residence at 10 Ha’efrony St. Mevasseret, Israel (the “Company”);and Avner Korman with residence at 11 Ezra Ha’sofer St. Herzliya, Israel (“Consultant”) and shall become effective on the date set forth below.

Whereas	the Consultant has provided services to the Company, pursuant to an agreement dated September 16, 2010 (Exhibit A).

Whereas	the Consultant and the Company have agreed to sign this Agreement, in order to set the mutual understanding for Consultant’s continuous and long term monthly based retainer services, as fully described in this Agreement.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1.	Services: Consultant shall provide to the Company, as an independent in-house long term engagement, monthly retainer consultant, the Services which shall be provided solely and personally by Consultant. The Services are fully described in Exhibit A attached hereto, and otherwise as expressly requested by the Company’s CEO from time to time (the “Services”). Consultant shall render the Services in a diligent manner and at a high professional standard and shall keep the CEO informed on a daily basis as to the progress in performing the Services. Exhibit B attached hereto describes the compensations of the Consultant.

2.	The consulting retainer services will be executed by the Consultant mainly in the Company work premises in Neve Ilan and in some days in the Tel Aviv and the north parts areas of Israel, as required for meeting investors, subcontractors and other professional consultants of the Company.

Consultant represents that there is no contractual or other legal restriction preventing or limiting it from entering into this Agreement or performing any of its obligations hereunder.

Consultant acknowledges and confirms that, during the Term, it may not be involved in other projects and activities, whether alone or with others, engaging him in more than 10% of his regular 5 days/week weekly daily average 8.5 work hours time (180 hours/month), unless it has accepted Company’s prior written consent (“Additional Activities”).

Consultant undertakes to provide Company with a monthly minimum scope of 90% of 180 full time monthly occupation = 162 hours of Services. During official Israeli state holidays consultant will not work and these days work hours will be deducted from this month obligatory min. work days. Additionally consultant for every full year of engagement will be entitled to get paid for 14 work days as a vacation total 126 hours/year, or a fraction of it if not a full work year has been executed.

3.	Personal Agreement; Scope: The nature of the services to be performed by Consultant under this Agreement is of a personal nature. Consultant may not delegate its duties and obligations under this Agreement and shall not perform them by other than Consultant himself without the prior written approval of the Company.

4.	Term: The term of this Agreement shall commence on January, 2014 and shall continue until termination. (The “Term”).

5.	Termination. Either party, at any given time, may terminate this Agreement, for any reason whatsoever, with or without significant negligence cause by the consultant, upon sixty (60) days’ prior written notice. However, if Company shall terminate this Agreement without Cause (as defined in this Agreement), Consultant shall be entitled to special compensation of NIS 1,500,000, plus VAT. If the consultant will continue his employment by the company for at least additional 30 months starting the month of the signature of this agreement (executing in total 7.5 years of continuous work services for the Company), then he will be entitled following to this period to resign and terminate his employment /consulting agreement and paid within 60 day with the special compensation of 1,500,000 NIS.

6.	In case of a dispute on clause 4. interpretation, the parties agree to use either an arbitration or a bridging procedure and terminate the arbitration procedure within 90 days. Chosen procedure and arbitrator will be as agreed between the parties within 7 days from sending a registered letter from one side to the other defining a case of dispute.

For the purpose of this Agreement, “Cause” shall exist if the Consultant (i) materially breaches of the terms of this Agreement; (ii) engages in willful misconduct or acts in bad faith with respect to the Company in connection with and related to the Services hereunder; (iii) is convicted of a felony or is held liable by a court of competent jurisdiction for fraud against the Company and/or any of its officers, directors or employees in their capacity as so; or (v) fails to comply a reasonable period of time with any material instructions of the Company given in good faith.

7.	Compensation: As consideration for the Services, the Company shall pay the Consultant, against an invoice provided to the Company by Consultant, such fees, as set forth in Exhibit B attached hereto. Consultant will not be entitled to any additional fees or expense reimbursement whatsoever, except as expressly provided for in this Agreement.

8.	Confidentiality; Conflict: In connection with the performance of Consultant’s obligations under this Agreement, the Consultant shall execute a Secrecy, Non-Competition and Ownership of Proprietary Rights Agreement in the form attached hereto as Exhibit C.

9.	Relationship of the Parties; Indemnification: The sole relationship between the Company and the Consultant shall be that of independent contractors. Consultant shall not be deemed to be, nor shall the Consultant be treated by the Company as employees of the Company. Consultant shall not receive nor be entitled to overtime pay, insurance, paid vacation, severance payments or similar fringe or employment benefits from the Company.

10.	Tax Liability: Consultant shall be solely responsible for any income taxes or other assessments made or imposed by any governmental authority on Consultant with respect to the Services rendered and the compensation received hereunder.

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11.	Consultant’s Employees: It is understood that Consultant is solely responsible for all of its employees and agents, labor costs and expenses in connection therewith and for any and all claims, liabilities or damages of any type whatsoever that may arise in connection with the Consultant’s, its employees’ or agents’, performance of this Agreement.

12.	Entire Agreement; No Waiver or Assignment: This Agreement together with the Exhibits, which are attached hereto and incorporated herein, set forth the entire Agreement between the parties and shall supersede all previous communications and agreements between the parties, either oral or written, including without limitation the agreement named “Consulting Agreement”, signed on September 19th, 2010, which is hereby cancelled. This Agreement may be modified only by a written amendment executed by both parties. This Agreement may not be assigned, sold, delegated or transferred in any manner by Consultant for any reason whatsoever. The Company shall be entitled to assign this Agreement to an affiliate of the Company or to a successor of all or substantially all of its assets or business.

13.	Governing Law and Jurisdiction: This Agreement shall be governed by the laws of the State of Israel, without giving effect to the rules respecting conflicts of laws. The parties consent to the exclusive jurisdiction and venue of Tel Aviv courts for any lawsuit filed arising from or relating to this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

Os New Horizon Personal Computing Solutions LTD.	[The Consultant]
/s/ Gila Fish
Name: Gila Fish
TITLE: CEO

I agree to provide the Services and specifically declare and confirm that there won’t be during the course of providing the Services, any employer-employee relationship between myself and Company.

/s/ Avner Korman
Avner Korman

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EXHIBIT A

Previous agreement signed 16/9/2010

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EXHIBIT B

Compensations

1.	During the Term of this Agreement, Consultant shall receive:

1.1	Cash Payments - a monthly payment of NIS 25,000 plus VAT. Payment shall be delivered to the consultant until the 5th day of each following month against a proper invoice provided to the Company by the Consultant. Additionally since the Consultant has been continuously employed by the Company on a continuous retainer basis all under a very close to full time basis, since the agreement of 16.9.2010 till this day and his monthly compensation payments were only between 10,000 in previous years to 20,000 + VAT in the last year 2014. The parties agree that this new agreement monthly differences payment between actual previous year 2014 payments and this agreement agreed 25,000 NIS + VAT monthly fee payment (difference 5,000/month + VAT) will be paid to the consultant within 30 days from the day of this agreement signature. Total for months 1-10/14 is 50,000 NIS + VAT). Any part of this payment that is needed to paid by the Company to the VAT on behalf of the Consultant will be deducted from the above agreed compensation amount.

1.2	In addition to the agreed monthly fees the Consultant will be compensated against gas bills for his car, to travel from home to his weekly retainer tasks site for the company activities. The consultant will provide the company with a detailed monthly report on gas purchase + the related gas original purchase invoices. Same compensation will be paid for the consultant car annual government license fees and car insurance fees.

1.3	The company will also cover the consultant’s monthly mobile phone expenses.

1.4	It is also agreed that the Consultant monthly payments as in para 1.1 will be revised and updated to 35,000 NIS + VAT when the company will raise at least US$ 500,000 from new investors or grants, starting the month of the investment/grant closing.

1.5	Options - in consideration of Consultant’s services, which were given to Company prior to the term of this Agreement, Consultant will be entitled to an amount of 823 options to purchase ordinary shares of the Company (the “Options”), vested immediately upon signing this Agreement. The Options shall be exercised at an exercise price per share of NIS 250.

1.5.1	The Option may be exercised no longer than two years following the date of next finance round of the Company of more than US$ 500,000 after the date hereof, from new investors other than the current shareholders. Following the laps of such period, all remaining and unexercised Options will terminate immediately. The company shall give a loan to the Consultant to execute the shares purchase option that will be paid back to the company in 24 payments.

1.5.2	In the event of a liquidation or dissolution of the Company, a Change of Control by a single entity holding more than 51% of the company equity and management shares, or an IPO (excluding an IPO of a new mother US company), the Consultant shall have five (5) days from the Company notice (and in any case prior to the execution of such event) to exercise any unexercised Options by giving notice in writing to the Company of their intention to so exercise. Upon the expiration of such five (5) days period, all remaining and outstanding Options will terminate immediately.

2.	No Additional Compensation. The foregoing shall constitute the full and final payment for Consulting Services rendered pursuant to this Agreement and Consultant shall not be entitled to any other consideration in connection with the Agreement and the Services and the Company, whether given prior to the Term of this Agreement this Agreement or given during the Term of this Agreement, shall not be obliged to pay to Consultant any additional consideration or fees whatsoever.

3.	Notwithstanding the above, the Company has the right to withhold any amounts from payments made to Consultant under this Agreement, including, inter alia, the Fee, to the extent necessary to comply with any tax law and any other laws of the State of Israel. This act should be in a case approved by accountants representing both parties.

“Change in Control” means a single Ownership Change Event or combination of proximate (in time, purpose, cause and effect, and/or the identity of the parties involved) Ownership Change Events (collectively, a “Transaction”) wherein the existing shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, direct or indirect beneficial ownership of more than 51% of the total combined voting power of the outstanding voting stock of the Company or the corporation or corporations to which the assets of the Company were transferred (the “Transferee Corporation(s)”), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the Transaction, own the Company or the Transferee Corporation(s), as the case may be, either directly or through one or more subsidiary corporations. An Ownership Change Event means (i) the direct or indirect sale, exchange or transfer of the voting stock of the Corporation, (ii) a merger or consolidation in which the Company is a party, (iii) the sale, exchange or transfer of all or substantially all of the assets of the Company, or (iv) a liquidation or dissolution of the Corporation. For purposes of this definition, an unincorporated entity shall be treated as a corporation, and its voting interests shall be treated as voting stock. The Board shall have sole discretion to determine whether any particular facts and circumstances constitute an ownership change event or a Transaction, and its determination shall be final, binding and conclusive.

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EXHIBIT C

SECRECY, NON-COMPETITION AND OWNERSHIP OF PROPRIETARY

RIGHTS AGREEMENT

This Secrecy, Non-Competition and Proprietary Information Agreement is made as of the 27/10 day of___, 2014 by and between Os New Horizon — Personal Computing Solutions Ltd. (the “Company”) and Avner Korman (the “Consultant”).

1.	Secrecy.

(a)	The Consultant recognizes and acknowledges that Consultant’s access to Proprietary Information (as defined below) is essential to the performance of the Consultant’s duties under Consultant’s consulting agreement with the Company dated the date of this Agreement (the “Consulting Agreement”).

(b)	The Consultant recognizes and acknowledges that the trade secrets and confidential or proprietary information of the Company or any of its affiliates (collectively, the “Proprietary Information”), which shall include designs, know-how, inventions, ideas, improvements, trade secrets, software systems (including specifications, programs and documentation), the methods and data, and the developments, and works of authorship, which the Company or any of its affiliates uses, owns, plans or develops (whether for its own use or for use by their customers) and any information concerning the business and affairs of the Company or any of its affiliates, are confidential and are the property of the Company. Proprietary Information shall not include any material or information that is in the public domain through no act or omission by the Consultant.

(c)	The Consultant agrees that, except as directed or permitted by the Company, the Consultant will not, during or after the term of the Consulting Agreement, disclose to any person or entity or use, directly or indirectly for his/its own benefit or the benefit of others, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from the Proprietary Information.

(d)	The Consultant further undertakes and agrees, during the term of the Consulting Agreement with the Company, not to improperly use or disclose any proprietary information or trade secrets of any other person or entity and not to bring onto the premises of the Company any unpublished document or proprietary information belonging to any such person or entity unless consented to in writing by such person or entity.

(e)	The Consultant further recognizes and acknowledges that the Company has received and in the future may receive from third parties certain confidential or proprietary information for certain limited purposes. The Consultant agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out the Consultant’s work for the Company and as consistent with the Company’s agreement with any such third party.

(f)	The obligations set forth in this Section 1 shall survive termination of the Consulting Agreement.

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2.            Return of Materials. Upon termination of the Consulting Agreement or earlier at the request of the Company before termination, the Consultant will promptly return to the Company all documents, data, records and other information pertaining to the Consultant’s engagement with the Company or any Proprietary Information. The obligations set forth in this Section 2 shall survive termination of the Consulting Agreement.

3.	Ownership of Property and Proprietary Rights.

(a)	The ownership of any invention, improvements, trade name, know-how, or any other proprietary right and the right in and to and the right to utilize any invention, patent, idea, or other proprietary right, whether or not patentable, copyright or otherwise protectable, which the Consultant may invent, during the Consultant’s engagement with the Company, and that relates to or results from the Consultant’s services for the Company, shall be the exclusive property of the Company, and the Consultant hereby assigns to the Company the entire right, title and interest in and to any proprietary rights therein or based thereon (collectively, the “Inventions”). In the event the Company chooses to defend the Invention by means of registration of a patent or a trade name, the Company shall be registered as the sole proprietor of the patent or trade name, as the case may be, and it will be entitled to use the Invention in any manner found suitable by it and it will be entitled to materialize, utilize and commercialize the patents, trademark and the Inventions worldwide, without any payment of royalties to the Consultant. The Consultant will cooperate with the Company in all matters with respect to this paragraph and will give any information and/or documentation, sign any documents, and perform such acts, all as may be reasonably requested by the Company so as to enforce the Company’s rights hereunder.

(b)	For the avoidance of doubt, the consideration to the Consultant, according to terms of the Consulting Agreement, is the complete consideration to which the Consultant is entitled, including for any Invention they may invent during the Consultant’s engagement with the Company, and the Consultant will not be entitled to any additional consideration with respect to such Invention.

(c)	If the Company is unable for any reason to secure any Consultant’s signature on an application for any Israeli or foreign patent or copyright registration covering Inventions or original works of authorship assigned to the Company as set forth above, the Consultant hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Consultant’s agents and attorneys-in-fact, to act on its behalf and in its stead to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of letter patent or copyright registration thereon with same legal force and effect as if executed by the Consultant.

(d)	The obligations set forth in this Section 3 are perpetual and shall survive termination of the Consulting Agreement.

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4.            Non competition. In consideration for all of the fees and commissions paid to the Consultant by the Company pursuant to the Consulting Agreement, for so long as the Consulting Agreement is in force, and continuing for twelve (12) months after the termination or expiration thereof (the “Termination Date”), Consultant shall not, directly or indirectly:

(i)	carry on or hold an interest in any company, venture, entity or other business (other than a minority interest in a publicly traded company) which competes with the products or services of the Company (a “Competing Business”);or

(ii)	act as a consultant or employee or officer or in any managerial capacity in a Competing Business, or supply in competition with the Company Restricted Services (as defined below) to any person who, to his/its knowledge, was provided with services by the Company any time during the twelve (12) months immediately prior to the Termination Date, except in connection with the Additional Activities (as defined in the Consulting Agreement);

(iii)	solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to his/its knowledge, was provided with services by the Company at any time during the twelve (12) months immediately prior to the Termination Date, for the purpose of offering services or products which compete with the services or products supplied by the Company at the Termination Date (“Restricted Services”); or

(iv)	employ, solicit or entice away or endeavor to solicit or entice away from the Company any person employed by the Company any time during the twelve (12) months immediately prior the Termination Date with a view to inducing that person to leave such employment and to act for another employer.

The obligations set forth in this Section 4 shall survive termination of the Consulting Agreement.

5.           Remedies. The Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for the breach of this Agreement.

6.          Enforcement. It is the desire and intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of the State of Israel (regardless of its conflict of law principles). Accordingly, if any particular portion of this Agreement shall be adjudicated to be invalid or unenforceable, it shall be deemed to be amended to delete the portion thus adjudicated to be invalid or unenforceable. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflicts of laws. The parties consent to the exclusive jurisdiction and venue of Tel Aviv courts for any lawsuit filed arising from or relating to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

/s/ Gila Fish
Os New Horizon — Personal Computing Solutions Ltd.

Name: Gila Fish

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Title: General Manager and CEO

I agree to abide by all of obligations under the above agreement.

/s/ Avner Korman
Avner Korman

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